Exhibit 99.4

AUSTIN 3345 Bee Cave Road Suite 201 Austin, Texas 78746 USA Tel 512.732.9812 Fax 512.732.9816	HOUSTON 1001 McKinney Suite 420 Houston, Texas 77002 USA Tel 713.559.9950 Fax 713.559.9959
February 17, 2011
Ms. Claudia Arango
Gerente General
Ramshorn International Limited
Carrera 7 77-07 Piso 7
Bogotá, D.C. Colombia

Re:	Ramshorn International Limited 1P Reserve Report As of January 1, 2011 Cachicamo Concession SEC Guideline Case
Dear Ms. Arango:
Pursuant to your request, Lonquist & Co. LLC (“L&Co”) has estimated the future hydrocarbon Reserves and projected the associated future revenues net to the interests owned by Ramshorn International Limited (“Ramshorn”) as of January 1, 2011. The assets evaluated in this report are in the Ramshorn-operated Andarrios, Ciriguelo, Guacharaca, Hoatzin, and IVF fields in the Republic of Colombia. At the request of Ramshorn, we have evaluated Proved Developed Producing (“PDP”), Proved Developed Non-Producing (“PDNP”), and Proved Undeveloped (“PUD”) Reserves. Collectively, volumes in these categories are known as 1P Reserves.
Our conclusions, as of January 1, 2011, are summarized below:

	Net to Ramshorn International Limited
	Proved		Proved	Total	Total	Total	Grand
SEC Guideline Case	Producing	Non-Producing[a]	Undeveloped	Proved[b]	Probable[b]	Possible[b]	Total[a]

Estimated Future Net Oil/Condensate, bbl	572,050	1,005,079	429,176	2,006,305	0	0	2,006,305
Estimated Future Net Gas, MMcf	0.0	0.0	0.0	0.0	0	0	0.0

Total Future Gross Revenue, $	44,742,230	78,611,039	33,567,480	156,920,750	0	0	156,920,750
Estimated Future Production Taxes, $	0	0	0	0	0	0	0
Estimated Future Operating Expenses, $	22,659,882	45,614,617	15,281,151	83,555,651	0	0	83,555,651
Estimated Future Capital Costs, $	2,131,500	3,783,500	10,300,850	16,215,850	0	0	16,215,850
Estimated Future Net Revenue (“FNR”), $	19,950,848	29,212,932	7,985,478	57,149,258	0	0	57,149,258
Discounted FNR at 10%, $	19,719,379	21,816,998	5,356,843	46,893,219	0	0	46,893,219
Discounted FNR at 15%, $	19,191,449	19,378,090	4,241,989	42,811,527	0	0	42,811,527

Estimated Net Revenues by Year, $
2011	12,928,206	6,976,905	-7,031,666	12,873,446	0	0	12,873,446
2012	7,493,486	5,130,822	5,546,492	18,170,801	0	0	18,170,801
2013	1,327,892	4,232,006	3,975,900	9,535,798	0	0	9,535,798
Subtotal	21,749,584	16,339,733	2,490,726	40,580,045	0	0	40,580,045
Thereafter	-1,798,736	12,873,199	5,494,752	16,569,213	0	0	16,569,213
Total	19,950,848	29,212,932	7,985,478	57,149,258	0	0	57,149,258

Estimated Average Net Prod. Rate - 2011
Oil/Condensate, B/D	821	467	117	1,405	0	0	1,405
Gas, Mcf/D	0.0	0.0	0.0	0.0	0	0	0.0

[a]	Column includes the Proved Developed Non-Producing, shut-in and behind-pipe classifications

[b]	Totals might not match detailed cash flow due to computer rounding

Ramshorn International Limited – Cachicamo Block 1P Reserve Report
SEC Guideline Case as of January 1,2011
February 17, 2011

Purpose of Report
This report has been prepared to provide the management of Ramshorn with a projection of estimated remaining hydrocarbon Reserves and projected future net revenues as of January 1, 2011. These estimates have not been adjusted for risk.
Standards of Practice
This report has been prepared in accordance with our understanding of the Securities and Exchange Commission, S-X Reg. §210.4-10a, dated December 30, 2008 (Modernization of Oil and Gas Reporting; Final Rule; January 14, 2009); we have evaluated the 1P Reserves. The applicable SEC oil and gas Reserve definitions are attached hereto.
Reserve Estimates
Production data in this report were updated through December 31, 2010. Extrapolation of historical production data was utilized for those producing properties where sufficient data were available to suggest decline trends. In addition to rate vs. time decline curve analysis, oil cut vs. cumulative oil and water cut vs. cumulative oil data were used to determine Reserves for producing properties, where applicable. Reserves assigned to the remaining producing properties and the non-producing assets were determined by analogy to offset wells producing from similar formations or by volumetric analysis. Reserves assigned by analogy and volumetric analysis are subject to greater revision than those projected using established performance trends.
Geological interpretations and maps of the productive sands in all fields were independently prepared by L&Co using subsurface and seismic data provided by Ramshorn. The net pay values included in these maps were generated through petrophysical analyses independently prepared by L&Co. We gridded the maps to determine reservoir volumes and the results were used in the volumetric analyses.
As of January 1, 2011, the Total 1P net remaining Reserves were estimated to be 2,006,305 barrels of oil. At the time of this report, the net present value, discounted at 10%, of the remaining Proved Reserves was $46,893,219.
Product Prices and Differentials
The base oil price of $79.81 per barrel utilized herein is the average oil price of the first trading day of each month of 2010 as reported by the Energy Information Administration. As stipulated by SEC regulations, no price escalations were included in this report. Product price differentials were calculated by comparing the realized prices, as calculated from revenue statements, to the average NYMEX futures price for the same calendar month. This average differential is expressed as a percentage multiplier on price in the economic model. The realized product prices presented in the cash flows do not reflect deductions for oil transportation costs. These costs are variable and were included as an expense per unit volume.

Ramshorn International Limited – Cachicamo Block 1P Reserve Report
SEC Guideline Case as of January 1, 2011
February 17, 2011

Operating Costs and Expenditures
Direct well operating expense data, input as dollars per month in the economic models, were supplied by Ramshorn. These direct operating costs were based on actual expenses and were adjusted for non-recurring costs, where applicable. We have accepted these expense data as correct. Direct operating costs were not escalated in this report. The individual well projections of oil and gas production ceased when the operating expenses exceeded the gross revenues.
Ramshorn transports its crude oil by truck from Cachicamo Block to Cusiana Station to be injected in the OCENSA pipeline and transported to Covenas Port. According to Ramshorn, the total transportation charge to this point is $11.81 per barrel. Based on experience with other clients in the area, this cost is reasonable.
Development costs included in this report were provided by Ramshorn and were based on authorizations for expenditures for the proposed work or actual costs for similar projects. The timing of investments was dependent upon the economic life of the currently producing zone, as well as Ramshorn’s long-range plans and experience in the area. Development costs were not escalated in this report.
Values Not Considered
In all cases, we have attempted to account for all deductions from gross revenues except for the following:
•	U.S. or Colombian Income Taxes

•	Depreciation, depletion, and/or amortization, if any

•	Costs in excess of revenues of uneconomic leases

•	Environmental restoration costs, if any

•	Product price hedges, if any
No value has been assigned to non-producing acreage or to acreage held by production.
Report Qualifications
Estimates of future revenues were based on projections of recoverable hydrocarbons, rates of production, timing of recompletions and drilling, operating costs, direct taxes, and product prices. Any unusual combination of the many factors, including weather, political risk or acts of terrorism could result in future receipts being considerably less or more than those estimated herein.
The Reserves and revenues for specific properties should be considered in context with the overall report.
THE REVENUES AND PRESENT WORTH OF FUTURE NET REVENUES ARE NOT REPRESENTED TO BE MARKET VALUES EITHER FOR THE INDIVIDUAL PROPERTIES OR IN A TOTAL PROPERTY BASIS.

Ramshorn International Limited – Cachicamo Block IP Reserve Report
SEC Guideline Case as of January 1, 2011
February 17, 2011

Data Sources
Key data, including well information, geologic interpretations, direct operating costs, historical production data, and realized product prices were supplied by Ramshorn. Ownership data were supplied by Ramshorn. The ownership interests and other factual data were accepted without independent verification.
We retain in our files digital databases for all properties and certain other hard copy information that we believe pertinent. We have not inspected the properties evaluated in this report, nor have we conducted independent well tests.
Independent Evaluation
Neither Lonquist & Co. LLC, nor any of its employees have any interest or ownership in the subject properties, and neither our employment nor compensation is contingent on our findings herein.

Sincerely,

LONQUIST & CO., LLC Texas Registration No. F-895 Don E. Charbula, P.E. Vice President Texas License No. 73435

Date Signed: February 17, 2011
Austin, Texas

Tereasa S. Montemayor
Sr. Petroleum Engineer

AREA OF INTEREST
RAMSHORN INTERNATIONAL LIMITED

OIL AND GAS RESERVE DEFINITIONS
The Securities and Exchange Commission, SX Reg. § 210.4-10 dated November 18,1981 as amended September 19,1989 requires adherence to the following definitions of “Proved” oil and gas reserves:
Definitions:
(2) Proved oil and gas reserves. Proved oil and gas reserves are the estimated quantities of crude oil, natural gas, and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions.
     (i) Reservoirs are considered proved if economic producibility is supported by either actual production or conclusive formation test. The area of a reservoir considered proved includes (A) that portion delineated by drilling and defined by gas-oil and/or oil-water contacts, if any; and (B) the immediately adjoining portions not yet drilled, but which can be reasonably judged as economically productive on the basis of available geological and engineering data. In the absence of information on fluid contacts, the lowest known structural occurrence of hydrocarbons controls the lower proved limit of the reservoir.
     (ii) Reserves which can be produced economically through application of improved recovery techniques (such as fluid injection) are included in the “proved” classification when successful testing by a pilot project, or the operation of an installed program in the reservoir, provides support for the engineering analysis on which the project or program was based.
     (iii) Estimates of proved reserves do not include the following: (A) oil that may become available from known reservoirs but is classified separately as “indicated additional reserves”; (B) crude oil, natural gas, and natural gas liquids, the recovery of which is subject to reasonable doubt because of uncertainty as to geology, reservoir characteristics, or economic factors; (C) crude oil, natural gas, and natural gas liquids, that may occur in undrilled prospects; and (D) crude oil, natural gas, and natural gas liquids, that may be recovered from oil shales, coal, gilsonite and other such sources.
(3) Proved developed oil and gas reserves. Proved developed oil and gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Additional oil and gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing the natural forces and mechanisms of primary recovery should be included as “proved developed reserves” only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.
(4) Proved undeveloped reserves. Proved undeveloped oil and gas reserves are reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion. Reserves on undrilled acreage shall be limited to those drilling units offsetting productive units that are reasonably certain of production when drilled. Proved reserves for other undrilled units can be claimed only where it can be demonstrated with certainty that there is continuity of production from the existing productive formation. Under no circumstances should estimates, for proved undeveloped reserves be attributable to any acreage or which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual tests in the area and in the same reservoir.
Amended SEC guidelines Reg. § 210.4-10 definitions (Modernization of Oil and Gas Reporting; Final Rule; January 14, 2009):
(17) Possible reserves. Possible reserves are those additional reserves that are less certain to be recovered than probable reserves.

     (i) When deterministic methods are used, the total quantities ultimately recovered from a project have a low probability of exceeding proved plus probable plus possible reserves. When probabilistic methods are used, there should be at least a 10 percent probability that the total quantities ultimately recovered will equal or exceed the estimated proved plus probable plus possible reserves estimates.
     (ii) Possible reserves may be assigned to areas of a reservoir adjacent to probable reserves where data control and interpretations of available data are progressively less certain. Frequently, this will be in areas where geoscience and engineering data are unable to define clearly the area and vertical limits of commercial production from the reservoir by defined project.
(18) Probable reserves. Probable reserves are those additional reserves that are less certain to be recovered than proved reserves, but which, together with proved reserves, are as likely as not to be recovered.
     (i) When deterministic methods are used, that the actual remaining quantities recovered will exceed the sum of the estimated proved plus probable plus reserves. When probabilistic methods are used, there should be at least a 50 percent probability that the quantities actually recovered will equal or exceed the proved plus probable reserves estimates.
     (ii) Probable reserves may be assigned to areas of a reservoir adjacent to proved reserves where data control or interpretations of available data are less certain, even if the interpreted reservoir continuity of structure or productivity does not meet the reasonable certainty criterion. Probable reserves may be assigned to areas that are structurally higher than the proved area if these areas are in communication with the proved reservoir.